FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 13

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibit:

(99.18)  Monthly Report on Financial Transactions as at January 31, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no.13 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: March 29, 2007

ISSN 1718-8369	Exhibit (99.18)

Volume 1, Number 10	March 27, 2007

aS AT january 31, 2007

January 2007 highlights

☐            For January 2007, the consolidated budgetary balance for the purposes of the Balanced Budget Act shows a surplus of $739 million. For the same period last year, revenue exceeded expenditure by $498 million.

☐            The Generations Fund began operating in January, with revenues totalling $23 million. Including the additional deposit of $500 million made1 in February, the revenues of the Generations Fund for the year as a whole should amount to $575 million.

☐            Budgetary revenue amounted to $5.1 billion, an increase of $515 million compared to last year.

☐            Program spending was up by $245 million compared to last year, and stood at $3.8 billion.

☐            Debt service amounted to $581 million, up $12 million compared to January 2006.

SUMMARY OF CONSOLIDATED BUDGETARY TRANSACTIONS (millions of dollars)								(Unaudited data)
	January			April to January			February 2007 Budget
									Growth
	2006	[1]	2007	2005-2006	[1]	2006-2007	2006-2007%
BUDGETARY REVENUE
Own-source revenue	3 821		4 211	36 992		39 826	48 533		6.1
Federal transfers	806		931	8 110		9 131	10 956		9.9
Total	4 627		5 142	45 102		48 957	59 489		6.8
BUDGETARY EXPENDITURE
Program spending	- 3 587		- 3 832	- 40 851		- 42 815	- 51 519		4.6
Debt service	- 569		- 581	- 5 723		- 5 743	- 6 990		1.7
Total	- 4 156		- 4 413	- 46 574		- 48 558	- 58 509		4.3
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	27		10	413		194	37		—
Deposit in the Generations Fund	—		—	—		—	- 500		—
Allocation to the budgetary reserve	—		—	—		—	- 500	[2]	—
CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	498		739	- 1 059		593	17		—
Net results of the Generations Fund [3]	—		23	—		23	575		—
CONSOLIDATED BUDGETARY BALANCE	498		762	- 1 059		616	592		—

1            Monthly allocation of financial transactions based on best available data and estimates.

2            The allocation to the budgetary reserve will be made in the March 2007 monthly report.

3            The Generations Fund began operations on January 1, 2007.

1 The payment was made on February 15, 2007. This transaction will accordingly be recorded in the February 2007 results.

Cumulative results as at January 31, 2007

Budgetary balance

☐            As at January 31, 2007, the consolidated budgetary balance for the purposes of the Balanced Budget Act shows revenue exceeding expenditure by $593 million.

☐            This is an improvement of $1.7 billion compared to the results for the same period last year.

—           This improvement reflects, in particular, Hydro-Québec’s additional earnings, including more than $900 million from asset sales, chiefly the sale of its interest in Transelec Chile.

Budgetary revenue

☐            Budgetary revenue since the beginning of the year amounts to $49.0 billion, an increase of $3.9 billion compared to last year.

☐            Own-source revenue stands at $39.8 billion, an increase of $2.8 billion. Apart from Hydro-Québec’s financial results, this improvement stems from increased revenue from personal income tax.

☐            Federal transfers amount to $9.1 billion for the first ten months of the current fiscal year, an increase of 12.6% over the same period in 2005-2006.

Budgetary expenditure

☐            As at January 31, 2007, budgetary expenditure totals $48.6 billion.

☐            Program spending is up by $2.0 billion (4.8%) compared to the same period last year. The most significant changes are in the health ($1.1 billion) and education ($551 million) sectors.

☐            Debt service amounts to $5.7 billion, comparable to last year’s amount.

Net financial requirements

☐            Despite the improvement of $1.7 billion in the budgetary balance, net financial requirements are comparable to last year’s level. This is attributable, in particular, to the fact that Hydro-Québec will pay its dividend to the government later in the fiscal year.

CONSOLIDATED BUDGETARY AND FINANCIAL TRANSACTIONS (millions of dollars)							(Unaudited data)
	January				April to January
	2006	[1]	2007	Changes	2005-2006	[1]	2006-2007	Changes

BUDGETARY REVENUE
Own-source revenue	3 821		4 211	390	36 992		39 826	2 834
Federal transfers	806		931	125	8 110		9 131	1 021
Total	4 627		5 142	515	45 102		48 957	3 855
BUDGETARY EXPENDITURE
Program spending	- 3 587		- 3 832	- 245	- 40 851		- 42 815	- 1 964
Debt service	- 569		- 581	- 12	- 5 723		- 5 743	- 20
Total	- 4 156		- 4 413	- 257	- 46 574		- 48 558	- 1 984
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	27		10	- 17	413		194	- 219
CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	498		739	241	- 1 059		593	1 652
Net results of the Generations Fund [2]	—		23	23	—		23	23
CONSOLIDATED BUDGETARY BALANCE	498		762	264	- 1 059		616	1 675

Consolidated non-budgetary surplus (requirements)	1 271		1 115	- 156	- 1 759		- 3 437	- 1 678
CONSOLIDATED NET FINANCIAL SURPLUS (REQUIREMENTS)	1 769		1 877	108	- 2 818		- 2 821	- 3

1                  Monthly allocation of financial transactions based on best available data and estimates.

CONSOLIDATED REVENUE FUND REVENUE (millions of dollars)					(Unaudited data)
	January			April to January
			Changes			Changes
Revenue by source	2006	2007	%	2005-2006	2006-2007%
BUDGETARY REVENUE

Own-source revenue excluding government enterprises
Income and property taxes
Personal income tax	1 352	1 651	22.1	13 458	14 803	10.0
Contributions to Health Services Fund	502	418	- 16.7	4 244	4 228	- 0.4
Corporate taxes	394	415	5.3	3 318	3 269	- 1.5
Consumption taxes	779	825	5.9	10 474	10 698	2.1
Other sources	205	245	19.5	1 940	1 944	0.2
Total	3 232	3 554	10.0	33 434	34 942	4.5
Revenue from government enterprises	589	657	11.5	3 558	4 884	37.3
Total own-source revenue	3 821	4 211	10.2	36 992	39 826	7.7
Federal transfers
Equalization	399	467	17.0	3 998	4 606	15.2
Health transfers	255	311	22.0	2 570	3 011	17.2
Transfers for post-secondary education
and other social programs	79	94	19.0	810	873	7.8
Other programs	73	59	- 19.2	732	641	- 12.4
Total federal transfers	806	931	15.5	8 110	9 131	12.6
TOTAL BUDGETARY REVENUE	4 627	5 142	11.1	45 102	48 957	8.5

CONSOLIDATED REVENUE FUND EXPENDITURE (millions of dollars)					(Unaudited data)
	January			April to January
			Changes			Changes
Expenditures by mission	2006	2007	%	2005-2006	2006-2007%
BUDGETARY REVENUE
Program spending
Health and Social Services	1 603	1 721	7.4	17 413	18 490	6.2
Education and Culture	909	986	8.5	11 023	11 574	5.0
Economy and Environment	366	373	1.9	4 702	4 831	2.7
Support for Individuals and Families	408	449	10.0	4 225	4 302	1.8
Administration and Justice	301	303	0.7	3 488	3 618	3.7
Total program spending	3 587	3 832	6.8	40 851	42 815	4.8
Debt service	569	581	2.1	5 723	5 743	0.3
TOTAL BUDGETARY EXPENDITURE	4 156	4 413	6.2	46 574	48 558	4.3

For technical information concerning this monthly report, please contact Mario Albert at (418) 691-2225.

This publication is also available on the web at: www.finances.gouv.qc.ca.